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                               August 19, 2021

       Marcus Brauchli
       Chairman
       Blue Ocean Acquisition Corp
       2 Wisconsin Circle
       7th Floor
       Chevy Chase, MD 20815

                                                        Re: Blue Ocean
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 23,
2021
                                                            CIK No. 0001856961

       Dear Mr. Brauchli:

             We have conducted a limited review your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS on Form S-1 submitted July 23, 2021

       Capitalization, page 86

   1. We note that you are offering 15,000,000 Class A ordinary shares as part of your initial public offering of
units, but only show 13,113,561 Class A ordinary shares subject to possible redemption in
your Capitalization table. Please tell us how you considered the guidance in ASC
480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be
classified outside of permanent equity if they are redeemable (1) at a fixed or determinable
price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the
occurrence of an event that is not solely within the control of the issuer, in concluding that all
15,000,000 Class A ordinary shares were not required to be presented outside of permanent
equity and part of shares subject to possible redemption.
 Marcus Brauchli
Blue Ocean Acquisition Corp
August 19, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameMarcus Brauchli
                                                             Division of
Corporation Finance
Comapany NameBlue Ocean Acquisition Corp
                                                             Office of Real
Estate & Construction
August 19, 2021 Page 2
cc:       Samir Gandhi
FirstName LastName